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                            February 2, 2024

       Andrea Bernatova
       Chief Executive Officer
       ESGEN Acquisition Corporation
       5956 Sherry Lane, Suite 1400
       Dallas, TX 75225

                                                        Re: ESGEN Acquisition
Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed January 25,
2024
                                                            File No. 333-274551

       Dear Andrea Bernatova:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed January 25, 2024

       The Business Combination Agreement
       Negotiations with Sunergy, page 149

   1. We note your disclosure that the implied enterprise value of the target was reduced from
                                                        $475 million to $390
million and that the implied equity value was reduced from $410 million to $337.3
million. Please revise to disclose all material factors that the
                                                        ESGEN Board relied upon
in agreeing to the current valuation, including any material analysis in connection
with the negotiations regarding the valuation of Sunergy. Explain the quantitative
factors regarding why the valuation decreased from what was initially agreed upon.
 Andrea Bernatova
FirstName LastNameAndrea Bernatova
ESGEN Acquisition Corporation
Comapany2,NameESGEN
February   2024       Acquisition Corporation
February
Page 2 2, 2024 Page 2
FirstName LastName
Certain Unaudited Forecasted Financial Information of Sunergy, page 157

2. Please expand your discussion of the material assumptions underlying the projections, quantifying where applicable. Also revise to discuss how your board considered them.
3. Disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting revenue growth, along with the factors or contingencies that would affect such growth ultimately materializing.
PIPE Financing, page 187

4. Revise your disclosure to discuss the material terms of the Convertible OpCo Preferred
         Units and disclose the potential impact of those securities on non-redeeming shareholders.
Employment Agreements, page 328

5. We reissue in full prior comment 32 from our letter dated October 13, 2023. Please file the employment agreements identified in the last paragraph of this section. Refer to Item
         601(b)(10)(iii) of Regulation S-K.
Exhibits

6. Refer to Exhibit 99.9. While we do not object to the "do not admit" language, it is inappropriate to disclaim that the financial advisor comes within the category of persons whose consent is required. Please file a revised consent.
 Andrea Bernatova
FirstName LastNameAndrea Bernatova
ESGEN Acquisition Corporation
Comapany2,NameESGEN
February   2024       Acquisition Corporation
February
Page 3 2, 2024 Page 3
FirstName LastName
       Please contact Kevin Stertzel at 202-551-3723 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Julian Seiguer, P.C.